Exhibit 99.1

  Brussels, 4 May 2011 – 1  /  16

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports First Quarter 2011 Results

Except where otherwise stated, the comments below are based on organic figures and refer to 1Q11 versus the same period of last year. For important disclaimers please refer to page 2.

HIGHLIGHTS

•

Revenue growth: The Company delivered strong revenue growth in the quarter of 5.6%, with revenue per hl up 6.1%, driven by a continued focus on premiumization of the portfolio and our revenue management initiatives. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) organic revenue growth per hl reached 6.8%

•	Volume performance: Total volumes declined 0.4% with own beer volumes essentially flat. Beer volumes grew in all Zones except North America, while non-beer volumes declined 1.6%

•

Focus Brands: Focus Brands volume growth continues to outperform our overall volume growth, led by Harbin and Budweiser in China, Antarctica in Brazil, Klinskoye and Budweiser in Russia, and Stella Artois in the United States

•	Market share: In 1Q11, we gained market share in five of our top ten markets: Argentina, Belgium, Germany, Russia and the United Kingdom

•	Cost of Sales: Cost of Sales (CoS) increases were limited to 3.3%, or 3.7% on a per hl basis. On a constant geographic basis, CoS per hl increased 3.8%

•	EBITDA: EBITDA grew 10.4% in nominal terms and 6.5% organically to 3 408 million USD, with EBITDA margin of 37.9% in 1Q11 compared to 37.1% in 1Q10, an organic increase of 31 bp

•

Profit: Normalized profit attributable to equity holders of AB InBev grew 29.7% to 1 156 million USD in 1Q11 from 891 million USD in 1Q10, reflecting a strong operating performance and lower net finance costs

•	Earnings per share: Normalized earnings per share (EPS) grew by 30.4% to 0.73 USD from 0.56 USD

•

Non-recurring net finance costs: Normalized profit attributable to equity holders of AB InBev excludes incremental accretion expenses of 12 million USD, and a one-time mark-to-market adjustment of 156 million USD linked to the partial repayment and refinancing of our senior bank facilities

  Brussels, 4 May 2011 – 2   /  16

Figure 1. Consolidated performance (million USD)

	1Q10	1Q11	Organic growth
Total volumes (thousand hls)	91 831	91 445	-0.4%
Total beer volumes	80 303	80 124	-0.2%
Of which AB InBev own beer	79 205	79 165	-0.1%
Non-beer volumes	11 529	11 321	-1.6%
Revenue	8 327	9 003	5.6%
Gross profit	4 609	5 104	7.5%
Normalized EBITDA	3 086	3 408	6.5%
Normalized EBIT	2 470	2 755	8.3%
Normalized profit attributable to equity holders of AB InBev	891	1 156
Profit attributable to equity holders of AB InBev	475	964

Normalized earnings per share (USD)	0.56	0.73
Earnings per share (USD)	0.30	0.61

Margins
Gross margin	55.4%	56.7%	99 bp
Normalized EBITDA margin	37.1%	37.9%	31 bp
Normalized EBIT margin	29.7%	30.6%	74 bp

Anheuser-Busch InBev’s 1Q11 and 1Q10 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

1Q11 EPS is based upon weighted average of 1 593 million shares compared to 1 591 million shares for 1Q10.

  Brussels, 4 May 2011 – 3   /  16

MANAGEMENT COMMENTS

Total revenue for the company grew by 5.6% in the quarter supported by the disciplined execution of our brand positioning strategies and continued implementation of revenue management best practices.

As we have said previously, we are committed to increasing the investment behind our brands and as a consequence sales and marketing increased by 52 million USD or 4.8% in the quarter.

Distribution expenses for the quarter also grew by 14.6%. The increases in Latin America North were primarily in Brazil and due to (i) the transfer of product between geographies in anticipation of higher sales demand which did not materialize in the first quarter. These transfer costs will be eliminated when new production capacity comes on stream later in the year and (ii) an increase in direct distribution. There were also increases in Latin America South and Central & Eastern Europe which were due to labor cost increases and higher transport tariffs, respectively.

Brand health and topline organic growth remain our priorities. In our FY10 press release, we set out the main elements of our 2011 commercial agenda for our two largest markets, the United States and Brazil. The following is an update on our progress:

In the United States:

•

Volumes: High levels of unemployment, especially amongst core consumers, continue to affect overall beer industry volumes. We continue to believe that a recovery in the US economy is a question of when and not if. In the meantime we will remain focused on building the health of our brands and driving forward with all our major initiatives. Own beer shipments in the quarter declined by 3.3% while sales-to-retailers (STRs) declined at a slower rate of 2.2%

•

Bud Light growth: The brand health of the Bud Light mega brand continues to improve and the gap to competitors is widening. We estimate that the market share of the mega brand grew by 11 bp in 1Q11, driven by the core 21-27 year-old consumer group. The Bud Light brand led the market share gain, with sales-to-retailers growing in the quarter, driven by the successful “Here We Go” campaign, and further supported by our sponsorship of the Super Bowl and UFC. Our digital campaign is also becoming a more important part of our marketing mix. Looking forward, we will leverage the brand’s sponsorship of the NFL, which started on 1 April and was activated with the NFL Player Draft on 28 April 2011

•

Budweiser stabilization: The brand showed more encouraging indicators in the first quarter following the implementation of the new marketing strategy, including the launch of the “Grab Some Buds” campaign and the Concentration Week in September 2010. The brand was also helped by our price strategy to narrow the gap between our sub-premium and premium brands. Brand health continued to show signs of improvement and share declines continued to decelerate, from 60 bp during 1Q10 to 40 bp in 1Q11. Our long term commitment to stabilizing the brand in the US remains

•

High end growth: Our share of this segment grew in the quarter. Our shipment volumes increased by 22.1% with sales-to-retailers (STRs) up 13.3%. Stella Artois and Shock Top led the way with STR growth of 19.4% and 58.2%, respectively. In March, we announced the acquisition of Goose Island, reinforcing our commitment to grow our share of this profitable and attractive segment

  Brussels, 4 May 2011 – 4   /  16

•

Price segmentation: In 4Q10, we started to narrow the price gap between our sub-premium and premium brands. However, the gap is still larger than we see in other consumer goods categories and we will continue to work on reducing it as appropriate. Optimizing price positioning across our whole portfolio remains an area of focus

In Brazil:

•

Volumes: Beer volumes in Brazil were soft in the quarter as anticipated, driven by the severe floods and the expected market share losses following our price adjustments at the end of 2010 which increased the gap to our competitors. We remain confident about the Brazilian industry. Although the increase in the minimum wage above inflation in 2011 is minor (6.8% in nominal terms), the official formula in place means that an increase of approximately 7.5% in real terms (13% in nominal terms) will be implemented for 2012, thereby stimulating consumer demand

•	Focus Brands: Skol, Brahma and Antarctica continued to command consumer preference of more than 10 pp ahead of their combined market share

•

Innovation pipeline: The percentage of volume resulting from our innovations continued to grow ahead of our average volume growth. The Antarctica Sub Zero rollout in the south of the country has been particularly successful. Our 269 ml can and 250 ml long neck bottle package innovations also performed well, and the overall pipeline remains healthy

•

Premium segment: This segment represents only 5% of the industry and is an opportunity for good long term volume and margin growth. We will continue to build on our existing strong portfolio of Original, Bohemia and Stella Artois. We are also in the final stages of preparation for the launch of Budweiser in the second half of this year which will further strengthen our capabilities in this segment

•

Regional growth: The economies of the north and northeast of Brazil continued to show some of the highest growth rates in the country. During 1Q11, our growth in these regions was higher than elsewhere, with Skol performing particularly well. Our new brewery in Pernambuco will give us an improved footprint in the northeast, easing some of the pressure on capacity and logistics costs that we have been facing in the last twelve months

OUTLOOK

Our 2011 outlook remains essentially unchanged from our FY10 press release on 3 March 2011.

(i)	We will increase our sales and marketing investments by mid to high single digits in 2011, putting us in an even stronger position to fully benefit from economic recovery, market by market

(ii)	Continuous investments behind our brands, coupled with revenue management discipline and improved brand mix, should allow us to deliver revenue per hl growth ahead of inflation

(iii)	We are expecting Cost of Sales per hl to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through the Company’s hedging strategy, procurement savings and further efficiency gains in our operations

(iv)

As previously mentioned, short term distribution expenses are being impacted by the expansion in Brazil and by increased costs in Latin America South and Central & Eastern Europe. We will begin to cycle easier comparables in the second half of the year and as a

  Brussels, 4 May 2011 – 5   /  16

result we expect that FY11 distribution expenses per hl for the total company will increase by mid single digits

(v)	We delivered 75 million USD of Anheuser-Busch integration synergies in the quarter and remain on track to deliver at least the 270 million USD of synergies in FY11 required to bring the total synergies to our commitment of 2.25 billion USD

(vi)	For the full year 2011, we expect the average coupon on net debt to be between 6.0-6.5%

(vii)	Our previous guidance was for a normalized effective tax rate in the 25-27% range. We now believe the outcome for FY11 will be at the lower end of this range

(viii)	We will continue to invest in building capacity to meet demand in key growth markets and to drive our commercial innovation pipeline. Consequently, we expect 2011 net capital expenditures to be between 2.7 and 2.9 billion USD, up from 2.1 billion USD in 2010

(ix)	Approximately 35% of the Company’s debt is denominated in currencies other than the US dollar, principally the Brazilian real and the euro. The weakening of the dollar in relation to these currencies in recent weeks is negatively impacting the absolute level of our debt and interest expense, although the movements in exchange rates have a positive effect on reported EBITDA. We remain fully committed to deleveraging and expect to reach our net debt to EBITDA target ratio of 2.0x during the course of 2012

FOCUS BRANDS AND INNOVATION

Our Focus Brands strategy ensures that the majority of our marketing resources are directed to the brands which have the greatest growth potential and which today represent approximately 70% of our own beer volume. Our Focus Brands grew by 0.5% in 1Q11, ahead of total own beer volumes which were essentially flat. However, the underlying performance of the Focus Brands in the quarter was negatively impacted by the fact that Focus Brands shipments in the US lagged STRs, which are, of course, a better indicator of consumer pull.

Highlights in 1Q11 include:

•

Budweiser global volumes declined by 2.3% in 1Q11, being impacted by the United States where the premium regular segment remains soft. When considering sales-to-retailers in the US, rather than shipments, Budweiser global volumes would have grown by 0.5%. The strong growth continued in China. In Russia, Bud continued to gain market share, reaching 0.6% in 1Q11 and receiving the EFFIE/The Best Brand award in the beer category for its successful launch in May 2010

•

In the United States, we saw encouraging market share trends for all of our Focus Brands. The Bud Light mega brand, Michelob Ultra and Stella Artois all grew share and Budweiser continued to show signs of recovery with share declines decelerating and brand health indicators improving. In February, we successfully leveraged our Super Bowl sponsorship to promote Bud Light, Budweiser and Stella Artois

•	Shipments of our main high end brands in the United States (Stella Artois, Beck’s, Leffe, Hoegaarden, Land Shark and Shock Top) collectively grew by 26% in 1Q11, with STRs up 18.7%

•	In Brazil, Skol, Brahma and Antarctica remained healthy and commanded a level of consumer preference much higher than their collective market share

•

On 6 April, we announced our sponsorship of the 2011 Copa America Argentina. We will build on the success and learnings from our multi-brand sponsorship of the 2010 FIFA World Cup, by extending local sponsorship rights to Copa America Argentina to our leading

  Brussels, 4 May 2011 – 6   /  16

brands in the Americas, including but not limited to our global flagship brand Budweiser, and Focus Brands Brahma and Quilmes

•

Finally, we continue to drive our renovation and innovation pipeline across the world. The launch of Stella Artois Cidre in the UK and Jupiler Force in Belgium are in full swing, we are launching a new Stella Artois Chalice can in selected markets which builds on the success of the iconic chalice, we continue to roll out Klinskoye packaging renovation in Russia, we have upgraded the Budweiser can in the US with a new red “Crown” tab, we have introduced the 1 liter returnable glass bottle for Guarana Antarctica in Brazil, and in Argentina the roll out of Quilmes Bajo Cero continues to go very well

OPERATING PERFORMANCE

Detailed segment information for the 1Q11 financial performance is provided in the Annex of the press release.

Figure 2. Volumes (thousand hls)

	1Q10	Scope	Organic growth	1Q11	Organic growth
					Total volume	Own beer volume
North America	30 745	7	-1 058	29 694	-3.4%	-3.5%
Latin America - North	29 426	-182	-126	29 119	-0.4%	0.6%
Latin America - South	9 193	—	340	9 534	3.7%	4.4%
Western Europe	6 528	—	25	6 553	0.4%	2.6%
Central and Eastern Europe	4 531	—	255	4 785	5.6%	5.7%
Asia Pacific	9 783	140	276	10 199	2.8%	2.8%
Global Export and Holding Companies	1 625	23	-86	1 562	-5.2%	-5.2%
AB InBev Worldwide	91 831	-12	-375	91 445	-0.4%	-0.1%

North America (NA)

North American total volumes decreased 3.4% in 1Q11.

In the United States, high levels of unemployment among our core consumer group continued to affect the beer industry. Shipment volumes fell 3.3%, with domestic US beer selling-day adjusted sales-to-retailers (STRs) decreasing 2.2%. We expect full year shipments and STRs to be closely aligned in absolute terms.

Normalized beer-only revenue per hl grew 3.7% as a result of the price increases implemented in 3Q10 as well as mix improvements which we estimate benefited our net revenue per hl result by 56 bp.

We estimate market share declined by 60 bp in 1Q11 driven primarily by losses in the sub-premium segment and our non-Focus Brands after our decision to rebalance our portfolio. We also lost share with Budweiser but the rate of decline of this brand continued to decelerate. We estimate we gained share with the Bud Light mega brand, Michelob Ultra and in the high end, led by Stella Artois.

In Canada, beer volumes fell 6.1%. This was due mainly to an industry decline estimated at 5.8%, partly attributable to the benefit of the Winter Olympics in 2010 but also due to a particularly weak March with sales being moved into April as a result of the timing of Easter in 2011. Share of volume in Canada has been stable at approximately 41% since 2Q10.

North American 1Q11 EBITDA was flat at 1 429 million USD with margin expansion of 20 bp to 40.3%. Revenue growth per hl of 3.2%, supported by cost efficiencies, was partly offset by higher sales and marketing expenses and the impact of lower volumes.

  Brussels, 4 May 2011 – 7   /  16

Latin America North (LAN)

Volumes in LAN declined 0.4%, with beer volumes up 0.6% and soft drinks volumes declining 3.3%.

In Brazil, beer volume growth was 0.2% in the quarter, impacted by extensive flooding in some regions at the start of the year and tough comparables versus 1Q10 and 1Q09 when beer volumes grew by 15.9% and 7.6% respectively. We estimate beer market share fell by approximately 100 bp in the first quarter driven by our 4Q10 price adjustments which increased the gap to our competitors.

LAN revenue per hl grew 10.8% in 1Q11, driven by price increases throughout the Zone implemented by the end of 2010, higher direct distribution and flat excise taxes in Brazil. The price increase for can packages in Brazil was significantly higher than our historical average as a result of a decision to de-emphasize this less profitable format. Cost of Sales per hl increased 9.4% in 1Q11, largely due to higher malt, adjunct and aluminum prices, and higher costs for imported cans, partly offset by favorable currency rates. As a result of additional canning capacity coming on stream, there is no longer a need to import empty cans into Brazil. The residual impact of imported cans on Cost of Sales in 2Q11 should not be material.

EBITDA rose 11.4% to 1 396 million USD with a margin improvement of 49 bp to 49.3% behind strong revenue growth, partially offset by higher Cost of Sales and higher distribution expenses.

Latin America South (LAS)

1Q11 volumes in LAS increased 3.7% with beer volumes up 4.4% and non-beer volumes up 2.5%.

Beer volumes in Argentina grew 5.0% as a result of a strong industry performance as well as market share gains. The premium segment continued to expand with Stella Artois growing by 14.7% and gaining market share.

LAS EBITDA grew 21.0% to 335 million USD with an EBITDA margin decline of 81 bp to 48.2%. Strong revenue growth was partly offset by higher Cost of Sales and operating expenses, driven by labor cost increases above inflation, and higher investments behind our brands, with our Focus Brand Quilmes receiving additional marketing support for the launch of the line extension Quilmes Bajo Cero.

Western Europe (WE)

Own beer volumes in 1Q11 grew 2.6%, while total volumes, including subcontracted volumes, grew 0.4%. All countries in the Western Europe Zone grew market share in 1Q11.

Own beer volumes in Belgium grew 7.4% in 1Q11, compared to a decline of 9.4% in 1Q10 when sales were disrupted by social actions.

In Germany, own beer volumes grew 0.9%, driven by market share gains and a milder winter than last year, although the industry remained very competitive.

  Brussels, 4 May 2011 – 8   /  16

In the United Kingdom, own beer volumes decreased 1.1% with the timing of a late Easter impacting the industry. However, our Focus Brands Budweiser, Beck’s and Stella Artois all outperformed the industry and delivered market share gains.

EBITDA improved 7.7% to 202 million USD in 1Q11 with an EBITDA margin expansion of 183 bp to 24.2%, mainly driven by volume growth, supply efficiencies and disciplined cost management.

Central & Eastern Europe (CEE)

CEE volumes increased 5.6% in 1Q11.

In Russia, beer volumes grew 4.1% as compared to a weak 1Q10 performance following the 200% excise tax increase in January 2010. Market share was also marginally ahead of last year. Bud continued to perform well and reached a market share of 0.6% less than a year after its initial launch. In addition, our Focus Brand Klinskoye grew 17.3% supported by enhanced media campaigns.

In Ukraine, beer volumes grew 8.0% on the back of a better industry performance, although market share for the quarter remained below the previous year.

EBITDA in the quarter declined to 1 million USD from 8 million USD as a result of higher distribution expenses due to increased transport tariffs in Russia and Ukraine, higher Cost of Sales and higher investments behind our Focus Brands and commercial activities.

Asia Pacific (APAC)

Asia Pacific beer volumes grew 2.8% in 1Q11.

In China, our Focus Brands, driven by Budweiser and Harbin, grew by 7.4%, consistent with our Focus Brands strategy. The growth of our Focus Brands in the first quarter was influenced by the trade build-up in the previous quarter in anticipation of the Chinese New Year. In the six months to March 2011 our total Focus Brands volume grew 15.0%.

EBITDA grew 3.2% to 64 million USD in 1Q11, with a margin decline of 94 bp to 14.4%. Revenue growth through selected price increases and brand mix improvements were offset by higher Cost of Sales per hectoliter and transportation costs.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of -20 million USD in 1Q11, a flat performance compared to 1Q10.

  Brussels, 4 May 2011 – 9   /  16

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Revenue	8 327	-34	243	468	9 003	5.6%
Cost of sales	-3 718	17	-78	-121	-3 899	-3.3%
Gross profit	4 609	-17	165	347	5 104	7.5%
Distribution expenses	-656	4	-29	-95	-777	-14.6%
Sales and marketing expenses	-1 066	-13	-27	-52	-1 157	-4.8%
Administrative expenses	-503	3	-12	-9	-520	-1.8%
Other operating income/expenses	86	-1	7	13	105	15.1%
Normalized profit from operations (normalized EBIT)	2 470	-24	104	205	2 755	8.3%
Non-recurring items above EBIT	-46				-41
Net finance cost	-900				-758
Non-recurring net finance cost	-419				-168
Share of results of associates	95				110
Income tax expense	-355				-427
Profit	844				1 471
attributable to equity holders of AB InBev	475				964
attributable to non-controlling interests	369				507
Normalized EBITDA	3 086	4	116	202	3 408	6.5%
Normalized profit attributable to equity holders of AB InBev	891				1 156

Revenue

1Q11 consolidated revenue grew 5.6% to 9 003 million USD, or 6.1% per hl. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl), revenue growth per hl improved 6.8%, driven by revenue management activities in most operating Zones.

Cost of Sales (CoS)

Cost of Sales (CoS) increased 3.3% in 1Q11, or 3.7% per hl. On a constant geographic basis, CoS per hl increased 3.8% in 1Q11 as Latin America North, Latin America South and Asia Pacific faced higher costs than in the previous year.

Operating expenses

Total operating expenses increased 6.7% in 1Q11:

•	Distribution expenses grew by 14.6% due to:

a)	Latin America North: The temporary transfer of products between geographies in advance of new capacity coming on stream and increased direct distribution, drove distribution cost increases in 1Q11.

b)	Latin America South: Labor cost increases ahead of inflation drove distribution expenses. We will begin to cycle these increases in the second half of the year

c)	Central & Eastern Europe: We continued to experience difficult comparables as a result of higher transport tariffs in Russia and Ukraine which came into effect in 3Q10

•	Sales and marketing expenses increased 4.8%, with higher investments behind our brands in most zones. These higher investments were partially offset by reductions in non-working money

•	Administrative expenses increased 1.8%

  Brussels, 4 May 2011 – 10   /  16

•	Other operating income was 105 million USD in 1Q11 compared to 86 million USD in 1Q10

Non-recurring items above EBIT

Normalized profit from operations excludes negative non-recurring items of -41 million USD, primarily due to restructuring and reorganization projects. A breakdown of the non-recurring items is provided below, in Figure 4:

Figure 4. Non-recurring items above EBIT (million USD)

	1Q10	1Q11
Restructuring (including impairment losses)	-95	-39
Acquisition costs business combinations	49	-1
Business and asset disposal (including impairment losses)	—	-1

Impact on profit from operations	-46	-41

Net finance costs

•

Net finance costs (excluding non-recurring finance costs) were 758 million USD in 1Q11 as compared to 900 million USD in 1Q10 as reported. The decrease is mainly due to lower net interest charges as a result of reduced net debt levels. Other financial results of -60 million USD were driven by unrealized losses from derivative contracts to hedge risks associated with different share based compensation programs and the payment of bank fees and taxes on financial transactions in the normal course of business. The seasonality of our business should result in stronger cash flow generation in the second half of the year compared to the first half. This should impact the timing of debt pay down and therefore the level of interest expense. Approximately 35% of the Company’s debt is denominated in currencies other than the US dollar, principally the Brazilian Real and the Euro. The weakening of the dollar in relation to these currencies in recent weeks negatively impacted the absolute level of our debt and therefore our interest expense, although the movements in exchange rates have a positive effect on reported EBITDA

•

Non-recurring net finance costs of 168 million USD in 1Q11 consisted of incremental accretion expenses of 12 million USD, and a one-time mark-to-market adjustment of 156 million USD, as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities are no longer effective as a result of the partial repayment and refinancing of these facilities. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period from 2011 through 2014

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Figure 5. Net finance costs (million USD)

	1Q10	1Q11
Net interest expense	- 713	- 657
Accretion expense	- 41	- 41
Other financial results	- 146	- 60

Net finance costs	- 900	- 758

Mark-to-market adjustment	- 390	- 156
Accelerated accretion expense	- 29	- 12

Non-recurring net finance costs	- 419	- 168

	- 1 319	- 926

Share of results of associates

1Q11 recorded a share of results of associates of 110 million USD compared to 95 million USD in 1Q10, attributable to the results of Grupo Modelo in Mexico.

Income tax expense

1Q11 income tax expense was 427 million USD with an effective tax rate of 23.9%, which compares to income taxes of 355 million USD with an effective tax rate of 32.1% in 1Q10. Excluding the tax effect of non-recurring items, the normalized tax rate was 22.2% in 1Q11 compared to 25.1% in 1Q10. The variance for 1Q11 compared to the prior year resulted from shifts in profit mix between countries with lower marginal tax rates compared to the mix in 1Q10. The Company continued to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit attributable to non-controlling interest

1Q11 profit attributable to non-controlling interest was 507 million USD, an increase from 369 million USD in 1Q10, as a result of the strong performance of AmBev as well as currency translation effects.

1Q11 profit

Normalized profit attributable to equity holders of Anheuser-Busch InBev was 1 156 million USD in 1Q11 compared to 891 million USD in 1Q10.

1Q11 EPS

Normalized EPS for 1Q11 was 0.73 USD, compared to 0.56 USD in 1Q10 on a reported basis, representing an increase of 30.4%. Figure 6 provides the reconciliation between normalized EPS and basic EPS.

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Figure 6. Earnings per share

	1Q10	1Q11
Normalized earnings per share (USD)	0.56	0.73
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	—	-0.02
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.26	-0.10

Basic earnings per share (USD)	0.30	0.61

Reconciliation between normalized EBITDA and profit attributable to equity holders

Normalized EBITDA and normalized EBIT are measures utilized by Anheuser-Busch InBev to demonstrate the Company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of Anheuser-Busch InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and Anheuser-Busch InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

Figure 7. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	1Q10	1Q11
Profit attributable to equity holders of AB InBev	475	964
Non-controlling interests	369	507
Profit	844	1 471
Income tax expense	355	427
Share of results of associates	-95	-110
Non-recurring net finance cost	419	168
Net finance cost	900	758
Non-recurring items (including non-recurring impairment)	46	41
Normalized EBIT	2 470	2 755
Depreciation, amortization, and impairment	616	653
Normalized EBITDA	3 086	3 408

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RECENT EVENTS

Form 20-F Filing

On 13 April 2011, Anheuser-Busch InBev’s Annual Report on Form 20-F for the year ended 31 December 2010 was filed with the US Securities and Exchange Commission (SEC). The Form 20-F can be downloaded from the Company’s website (www.ab-inbev.com) under the heading Investors / Reports and Publications / SEC Filings, or from the SEC’s website (www.sec.gov)

Modelo Dividend

On 20 April 2011, Anheuser-Busch InBev received a dividend of 4.73 billion Mexican pesos (approximately 400 million USD) from its participation in Grupo Modelo. Anheuser-Busch InBev holds a 35.3% direct interest in Grupo Modelo, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing Anheuser-Busch InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

The first quarter 2011 (1Q11) financial data set out in Figures 3 to 7 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2011, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2011. AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

  Brussels, 4 May 2011 – 14   /  16

Annex

•	Annex: First Quarter 2011 (1Q11) segment information

Agenda for 4 May 2011

•	Conference call 1Q11 results for investors and analysts

3.00 p.m. CET / 2.00 p.m. GMT / 9.00 a.m. EST - full registration details are available at

http://www.ab-inbev.com/go/investors/events_calendar/1q2011_results.cfm

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the Company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The Company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-6965 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-6888 E-mail: thelke.gerdes@ab-inbev.com

  Brussels, 4 May 2011 – 15   /  16

Annex

AB InBev Worldwide	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	91 831	-12	—	-375	91 445	-0.4%
Of which AB InBev own beer	79 205	41	—	-82	79 165	-0.1%
Revenue	8 327	-34	243	468	9 003	5.6%
Cost of sales	-3 718	17	-78	-121	-3 899	-3.3%
Gross profit	4 609	-17	165	347	5 104	7.5%
Distribution expenses	-656	4	-29	-95	-777	-14.6%
Sales and marketing expenses	-1 066	-13	-27	-52	-1 157	-4.8%
Administrative expenses	-503	3	-12	-9	-520	-1.8%
Other operating income/expenses	86	-1	7	13	105	15.1%
Normalized EBIT	2 470	-24	104	205	2 755	8.3%
Normalized EBITDA	3 086	4	116	202	3 408	6.5%
Normalized EBITDA margin	37.1%				37.9%	31	bp

North America	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	30 745	7	—	-1 058	29 694	-3.4%
Revenue	3 558	-28	26	-13	3 543	-0.4%
Cost of sales	-1 683	27	-7	44	-1 618	2.7%
Gross profit	1 875	—	19	31	1 925	1.7%
Distribution expenses	-176	-3	-6	-4	-188	-2.1%
Sales and marketing expenses	-370	—	-3	-10	-384	-2.8%
Administrative expenses	-145	—	-1	8	-138	5.7%
Other operating income/expenses	13	—	—	-7	6	-53.0%
Normalized EBIT	1 197	-3	8	19	1 221	1.6%
Normalized EBITDA	1 421	-3	10	2	1 429	0.1%
Normalized EBITDA margin	39.9%				40.3%	20	bp

Latin America - North	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	29 426	-182	—	-126	29 119	-0.4%
Revenue	2 391	-25	223	243	2 831	10.3%
Cost of sales	-762	-12	-67	-67	-908	-8.9%
Gross profit	1 629	-38	155	177	1 923	10.9%
Distribution expenses	-257	7	-25	-48	-323	-19.2%
Sales and marketing expenses	-275	3	-23	-9	-303	-3.2%
Administrative expenses	-135	3	-11	-4	-146	-3.2%
Other operating income/expenses	56	—	7	20	83	35.2%
Normalized EBIT	1 019	-24	104	136	1 233	13.2%
Normalized EBITDA	1 147	4	114	131	1 396	11.4%
Normalized EBITDA margin	48.0%				49.3%	49	bp

Latin America - South	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	9 193	—	—	340	9 534	3.7%
Revenue	576	—	-13	132	695	23.0%
Cost of sales	-209	—	5	-48	-253	-23.2%
Gross profit	367	—	-8	84	443	22.9%
Distribution expenses	-45	—	1	-15	-59	-34.6%
Sales and marketing expenses	-57	—	1	-14	-69	-24.5%
Administrative expenses	-17	—	—	-3	-20	-18.1%
Other operating income/expenses	-4	—	—	2	-3	35.5%
Normalized EBIT	244	—	-5	53	292	21.7%
Normalized EBITDA	282	—	-6	59	335	21.0%
Normalized EBITDA margin	48.9%				48.2%	-81	bp

  Brussels, 4 May 2011 – 16   /  16

Annex

Western Europe	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	6 528	—	—	25	6 553	0.4%
Of which AB InBev own beer	5 836	11	—	154	6 000	2.6%
Revenue	850	—	-12	-4	834	-0.5%
Cost of sales	-417	—	4	17	-396	4.0%
Gross profit	433	—	-7	13	438	3.0%
Distribution expenses	-95	—	1	-2	-96	-2.1%
Sales and marketing expenses	-164	—	2	3	-159	1.9%
Administrative expenses	-79	—	1	1	-77	1.5%
Other operating income/expenses	8	—	—	-3	5	-38.1%
Normalized EBIT	102	—	-2	12	112	12.0%
Normalized EBITDA	191	—	-4	15	202	7.7%
Normalized EBITDA margin	22.4%				24.2%	183	bp

Central & Eastern Europe	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	4 531	—	—	255	4 785	5.6%
Revenue	244	—	4	54	303	22.2%
Cost of sales	-160	—	-2	-21	-183	-13.1%
Gross profit	85	—	2	33	120	39.2%
Distribution expenses	-33	—	-1	-12	-46	-37.0%
Sales and marketing expenses	-65	—	-1	-26	-92	-39.5%
Administrative expenses	-25	—	—	-1	-26	-1.3%
Other operating income/expenses	—	—	—	—	—	—
Normalized EBIT	-39	—	-1	-6	-45	-14.6%
Normalized EBITDA	8	—	—	-7	1	-82.8%
Normalized EBITDA margin	3.4%				0.5%	-289	bp

Asia Pacific	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	9 783	140	—	276	10 199	2.8%
Revenue	373	19	16	38	447	9.8%
Cost of sales	-216	-3	-10	-35	-264	-16.4%
Gross profit	157	16	6	3	182	1.7%
Distribution expenses	-26	—	-1	-6	-33	-22.1%
Sales and marketing expenses	-92	-16	-3	6	-106	5.5%
Administrative expenses	-30	—	-1	-9	-41	-31.8%
Other operating income/expenses	3	—	—	—	4	15.0%
Normalized EBIT	13	-1	—	-6	6	-45.2%
Normalized EBITDA	60	-1	3	2	64	3.2%
Normalized EBITDA margin	16.2%				14.4%	-94	bp

Global Export & Holding Companies	1Q10	Scope	Currency translation	Organic growth	1Q11	Organic growth
Total volumes (thousand hls)	1 625	23	—	-86	1 562	-5.2%
Revenue	335	—	-1	16	351	4.9%
Cost of sales	-271	5	-1	-10	-278	-3.7%
Gross profit	64	5	-2	6	73	9.3%
Distribution expenses	-24	—	—	-8	-32	-31.9%
Sales and marketing expenses	-43	—	1	-2	-44	-4.4%
Administrative expenses	-72	—	1	-2	-73	-2.1%
Other operating income/expenses	10	-1	—	1	11	13.1%
Normalized EBIT	-65	5	—	-3	-64	-5.7%
Normalized EBITDA	-23	4	-1	—	-20	1.0%